Exhibit 99.8

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(Expressed in United States Dollars)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations should be read in conjunction with the unaudited consolidated interim financial statements of Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX-V: EQX, OTC: EQXFF) for the three and nine months ended September 30, 2018 and the related notes thereto (the “Company’s Q3 2018 Financial Statements”), which have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com.

This MD&A is prepared by management and approved by the Board of Directors as of October 30, 2018. This discussion covers the three- and nine-month periods ended September 30, 2018 (“Q3 2018” or the “Third Quarter 2018”) and the subsequent period up to the date of issuance of the MD&A.

The Company completed the sale of the Koricancha Mill (“Koricancha”) on August 21, 2018. As required under IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations, the operations of this segment have been classified as discontinued operations for the three and nine-month periods ended September 30, 2018 and the associated comparative prior periods.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements and to risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. These risks and uncertainties are discussed in the Company’s 2017 annual MD&A dated March 29, 2018 and the management information circular dated June 20, 2018, all of which are filed on SEDAR.

Contents
BUSINESS OVERVIEW	3
THIRD QUARTER 2018 HIGHLIGHTS	3
HIGHLIGHTS OF RECENT DEVELOPMENTS SINCE SEPTEMBER 30, 2018	4
MESQUITE	5
CORPORATE TRANSACTIONS COMPLETED TO FUND ACQUISITION OF MESQUITE	5
AURIZONA	6
CASTLE MOUNTAIN	8
KORICANCHA	9
SOLARIS COPPER INC.	9
FINANCIAL RESULTS	10
LIQUIDITY AND CAPITAL RESOURCES	12
OUTSTANDING SHARE DATA	13
COMMITMENTS AND CONTINGENCIES	14
RELATED PARTY TRANSACTIONS	15
NON-GAAP MEASURES	15
RISK AND UNCERTAINTIES	16
ACCOUNTING MATTERS	18
LIMITATIONS OF CONTROLS AND PROCEDURES	20
FORWARD-LOOKING STATEMENTS	20
TECHNICAL INFORMATION	21

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

BUSINESS OVERVIEW

Equinox Gold is a Canadian gold mining company with a multi-million-ounce gold reserve base and a strong production growth profile. Equinox Gold’s strategy is to become a diversified mid-tier gold producer within the next three years and the Company has been executing on this strategy, growing from a single asset developer to a producer in a short time frame. On October 30, 2018 the Company completed its acquisition of Western Mesquite Mines, Inc. (“Mesquite” or “Mesquite Mine”) in California from New Gold Inc. (“New Gold”), immediately establishing the Company as a gold producer. Equinox Gold will augment its production profile in the near term by completing construction of its wholly-owned Aurizona gold mine in Maranhão, Brazil (“Aurizona” or “Aurizona Project”). Aurizona remains on track to achieve commercial production around the end of Q1 2019 and expects first gold pour in Q1 2019. To see a photo gallery documenting construction progress, please visit the Company’s website at www.equinoxgold.com.

On July 16, 2018 the Company released the results of a prefeasibility study for its wholly-owned, past-producing Castle Mountain gold mine in California, USA (“Castle Mountain” or “Castle Mountain Project”), with the objective of ramping-up Stage 1 (defined herein on page 8) operations in 2020. Equinox Gold’s current asset base also includes the wholly-owned high-grade Elk Gold project in BC, Canada.

With the acquisition of Mesquite Mine now complete, Equinox Gold’s growth strategy is focused on developing its current projects, but will include potential mergers and acquisitions in the future.

In Q3 2018 the Company took measures to simplify its asset portfolio to focus on core gold assets. In August the Company completed the sale of its Koricancha Mill in Peru and also transferred its portfolio of copper assets into a newly incorporated company called Solaris Copper Inc. (“Solaris Copper”). Sixty percent of Solaris Copper shares were distributed to Equinox Gold shareholders with the remaining forty percent held by Equinox Gold. The Company concluded that the transaction did not result in a loss of control and therefore continues to consolidate Solaris Copper.

Equinox Gold was created on December 22, 2017 when Trek Mining Inc. (“Trek Mining”) acquired all outstanding securities of NewCastle Gold Ltd. (“NewCastle Gold”) and Anfield Gold Corp. (“Anfield Gold”) (the “NewCastle-Anfield Transaction”), following which the Company changed its name from Trek Mining to Equinox Gold. Ross Beaty was appointed Chairman of Equinox Gold and, in addition to amounts previously invested in Anfield Gold, has invested more than $40 million from Q3 2017 to date to become the Company’s largest shareholder, currently holding approximately 12% of Equinox Gold’s common shares.

Equinox Gold’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbols “EQXFF” and “EQXWF”, respectively.

THIRD QUARTER 2018 HIGHLIGHTS

Aurizona construction progress as at September 30, 2018

• Aurizona remains on track to achieve commercial production around the end of Q1 2019

• Overall project 80% complete

- Pre-production mining is 70% complete

- Processing plant is 84% complete, including engineering, procurement and construction

- Engineering is 100% complete and procurement activities are 95% complete

- Concrete work is virtually complete and structural steel erection is 83% complete

- Powerline sub-station upgrades substantially complete

- Installation focus now on piping, electrical and instrumentation

- Operational readiness preparations and commissioning planning well advanced

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

Aurizona construction progress as at September 30, 2018 (Continued)

• Mining progressing on schedule

- More than 4 million tonnes of material moved

- 270,000 tonnes of ore stockpiled

• Construction remains fully funded

- $98 million of $146 million project budget spent

- Unrestricted cash on hand of $23.5 million

- Undrawn debt facilities of $42 million

Castle Mountain prefeasibility study completed

• 16-year mine life

• $763 per oz life of mine (“LOM”) all-in sustaining costs (“AISC”1)

• $865 million after-tax LOM cumulative cash flow

• $406 million after-tax net present value discounted at 5% (“NPV5%”)

• Two-phase development plan

- Phase 1 operations by early 2020 with average 45,000 oz/year production

- Phase 2 operations by 2023 with average 203,000 oz/year production, subject to permitting

Mesquite Mine acquisition announced

• Producing open-pit heap leach gold mine located in California 200 miles south of Castle Mountain

• Average annual production of 135,000 ounces of gold over the last ten years

• 1.13 million oz of proven and probable reserves estimated at December 31, 2017

• Additional 1.18 million oz of measured and indicated (“M&I”) resources

• $158 million cash consideration funded through debt and equity

Aurizona exploration results announced

• 12 holes drilled in Tatajuba, the western extension of the main Piaba Trend that hosts Aurizona

• Gold mineralization extended to depths up to 150 metres (“m”) from surface

• Confirmed continuity of mineralization into the deeper fresh rock

• Each of the 12 drill holes (1,804 m) intersected the gold zone, including:

- 1.25 grams per tonne gold (“g/t Au”) over 44.0 m and 4.37 g/t Au over 38 m in hole D644

- 1.36 g/t Au over 37.0 m in hole D645

• Ongoing work on the underground potential at Piaba and the updated resource estimate

Divestiture of non-core assets

• Spin-out of copper assets to create Solaris Copper

• Koricancha Mill sale for gross proceeds of $12.1 million

[1] AISC is a non-GAAP measure. See page 15 of this MD&A for further discussion on non-GAAP measures.

HIGHLIGHTS OF RECENT DEVELOPMENTS SINCE SEPTEMBER 30, 2018

Mesquite acquisition completed

• $158 million cash consideration paid to New Gold funded by:

- $100 million credit facility from Bank of Nova Scotia (“Scotiabank”) and a group of lenders

- $20 million credit facility from Sprott Private Resource Lending (Collector), L.P. (“Sprott”)

- Approximately $75 million (C$97.5 million) equity private placement at C$0.95 per share

▪ $25 million (C$32.5 million) brokered bought deal private placement

▪ $50 million (C$65.0 million) non-brokered private placement

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

MESQUITE
Mesquite is a producing, open-pit, run-of-mine (“ROM”) heap leach gold mine with a long history of successful operations. The mine has produced more than four million oz of gold since it commenced operations in 1985 with average annual gold production of approximately 135,000 oz over the last 10 years at average AISC of approximately $870 per oz. Mining is performed using owner-operated conventional truck and shovel open-pit mining methods and ROM ore is hauled directly to the leach pad for processing. Mesquite mineral rights cover a total area of approximately 1,890 hectares. Through the nine months to September 30, 2018, Mesquite produced 101,402 oz of gold at an AISC of $886 per oz.

Equinox Gold completed its acquisition of Mesquite on October 30, 2018. The project is fully staffed with an experienced team and operations continued without interruption during the ownership transition. Equinox Gold will prepare an updated NI 43-101 technical report for the project by the end of Q1 2019.

Mesquite is the third asset in Equinox Gold’s portfolio and diversifies future operating cash flow. Located in Imperial County, California, just 200 miles south of Castle Mountain, Mesquite strengthens Equinox Gold’s regional presence and provides opportunities for regulatory, social, permitting, operating, capital, tax and administrative synergies. Further, the development of Castle Mountain will benefit from Mesquite’s highly qualified open-pit heap leach operations team which has operating experience and relationships in California.

The project expands Equinox Gold’s gold profile with a 25% and 40% increase, respectively, to the Company’s reserve and resource base.

Mesquite Mineral Reserve and Resource Estimate [1,2]
Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (Koz)
Proven Reserves	5.6	0.49	89
Probable Reserves	59.5	0.54	1,040
Total P&P Reserve	65.1	0.54	1,129
Measured Resources	4.3	0.43	59
Indicated Resources	75.9	0.46	1,122
Total M&I Resources	80.2	0.46	1,181
Inferred Resources	8.9	0.38	107

1.     Mineral resources are reported inclusive of reserves, Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainly that all or any part of a mineral resource will be converted into mineral reserves. See Cautionary Notes.

2.     Mineral reserves and resources for Mesquite were reported in the New Gold Inc.’s 2017 Mineral Reserve and Resource Estimates; www.newgold.com/investors/reserves-and-resources/default.aspx. To the best of the Company’s knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of mineral reserves misleading. Equinox Gold will prepare an updated NI 43-101 technical report for Mesquite by the end of Q1 2019. See Cautionary Notes.

CORPORATE TRANSACTIONS COMPLETED TO FUND ACQUISITION OF MESQUITE

$100 million syndicated credit agreement

On October 30, 2018, the Company entered into a definitive credit agreement through its wholly-owned United States subsidiary, Solius AcquireCo Inc. (“Solius AcquireCo”) with a syndicate of lenders led by Bank of Nova Scotia to provide a $100 million secured acquisition credit facility (the “Scotia Credit Facility”), the cash proceeds of which were used for the Mesquite Mine acquisition (the “Acquisition”).

The Scotia Credit Facility has a four-year term, incurs interest at an annual rate, for the first six months, of 3.75% plus US 3-month LIBOR, such rate to fluctuate thereafter based on a leverage ratio, and will be repaid in equal quarterly installments commencing six months after completion of the Acquisition.

The Scotia Credit Facility is secured by a first-ranking security of all Mesquite Mine property and assets and by a first-ranking pledge of the shares of Solius AcquireCo.

$20 million credit facility

On October 30, 2018, the Company entered into a definitive credit facility through its wholly-owned United States subsidiary, Solius HoldCo Inc. (“Solius HoldCo”) with Sprott Private Resource Lending (Collector), LP (“Sprott”) to provide a $20 million secured credit facility (the “Sprott Facility”), the cash proceeds of which were used for the Acquisition.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

The Sprott Facility has a 4.25-year term ending March 31, 2023 and incurs interest at an annual rate of 6.5% plus the greater of US 3-month LIBOR or 1.5% and will be repaid by way of nine equal quarterly principal repayments commencing December 31, 2020.

In the event the Sprott Facility remains outstanding on the second anniversary of the Closing Date, an additional interest payment of $2.0 million will be due to Sprott. The amount will be payable in either cash or units, at the option of Sprott, with each unit consisting of one common share and one-half share purchase warrant.

The Sprott Facility is secured by a guarantee by Equinox Gold, a second-ranking security of all Mesquite Mine property and assets, and a first-ranking pledge of the shares of Solius HoldCo.

In connection with the Sprott Facility, Equinox Gold issued to Sprott 1.75 million common shares.

An amendment of the existing credit facility between the Company’s wholly-owned subsidiary, Aurizona Goldfields Corp., and Sprott was required in connection with the Credit Facility and provided for the issuance of 875,000 warrants to purchase common shares of the Company to Sprott at an exercise price of C$1.14, for a term of 4.25 years.

Both the Scotia Credit Facility and the Sprott Facility are subject to customary non-financial covenants, as well as financial covenants related to maximum leverage and interest coverage.

Private Placements

On October 12, 2018 Equinox Gold closed brokered and non-brokered private placements (collectively, the “Private Placements”) of subscription receipts (the “Subscription Receipts”) to fund the Acquisition. The Subscription Receipts were priced at C$0.95 each for aggregate gross proceeds of approximately $75 million (C$97.5 million). Each Subscription Receipt entitled the holder to receive one common share (a “Common Share”) of Equinox Gold upon satisfaction of certain conditions (the “Release Conditions”), which were achieved on closing of the Acquisition. The Common Shares issued upon conversion of the Subscription Receipts are subject to a four-month hold period expiring February 12, 2019.

Ross Beaty, Equinox Gold’s Chairman and largest shareholder, invested $10 million in the Private Placements to purchase an additional 13,684,211 Common Shares.

The brokered Private Placement consisted of 34,215,000 Subscription Receipts issued pursuant to an underwriting agreement entered into with a syndicate of banks (collectively, the “Underwriters”). The non-brokered Private Placement consisted of 68,416,603 Subscription Receipts issued pursuant to subscription agreements with investors. In connection with the brokered Private Placement, the Company agreed to pay the Underwriters, subject to certain adjustments, a cash fee of 5% of the gross proceeds of the brokered Private Placement on satisfaction of the Release Conditions. In connection with the non-brokered Private Placement, upon satisfaction of the Release Conditions, the Company paid fees totalling approximately $566,000 to certain arms length finders.

Net proceeds from the Private Placements were used to fund the cash consideration and fees payable in respect of the Acquisition, to partially fund bonding obligations with respect to Mesquite’s long-term reclamation obligations, and will also be used for general corporate and working capital purposes.

AURIZONA

Construction and development

Aurizona is a past-producing gold mine with pre-existing infrastructure at site, resulting in a shorter construction timeline to build an 8,000 tonnes per day (“tpd”) plant to produce on average 136,000 oz of gold per year.

Full-scale construction commenced in early January 2018 with a project budget of $146 million. The construction focus is now on installation of piping, cabling and electrical instrumentation. First gold pour is now expected during Q1 2019 and the project is on track to achieve commercial production around the end of Q1 2019. Construction remains fully funded. During Q3 2018, the Company incurred $38.4 million of project-related expenditures and $81.6 million for the nine months ended September 30, 2018. Total project spend to date is $98.4 million, which includes fiscal 2017 spending from construction activities undertaken prior to announcement of full-scale construction.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

The Company’s focus at Aurizona for Q3 2018 was installation of the SAG and ball mills, construction of a number of other processing and ancillary facilities and upgrades to existing facilities, including upgrades to the electrical substation and installation of a new assay laboratory facility. As at September 30, 2018, the overall project was 80% complete, engineering was complete, and the processing plant physical construction was 68% complete. The SAG and ball mills were delivered to site in July 2018 and mechanical installation is nearly complete. The focus now is on completing other equipment installations and running piping and electrical cabling in the process plant.

Mining activities in Q3 2018 focused on pre-stripping and ore stockpiling with approximately 270,000 tonnes stockpiled through September 30, 2018, to prepare for plant commissioning, which is expected to commence in Q4 2018. As of the date of this MD&A, mining activities are on schedule, with approximately 400,000 tonnes of ore stockpiled to date. Grade control indicates that the stockpiled ore is slightly ahead of planned grade.

Based on the July 2017 feasibility study, Aurizona is expected to produce on average 136,000 oz of gold annually with an initial 6.5-year mine life at AISC of $754 per oz with expansion potential from Tatajuba, underground resources and other near-mine targets.

Exploration

During the Quarter the Company announced drill results from the Tatajuba target, which is the western extension of the main Piaba Trend that hosts Aurizona. A total of 12 holes were drilled (1,804 m) in 2018, focused on a 600-m long portion of Tatajuba where historical drilling identified gold mineralization in the shallow saprolite zone. Each of the holes intersected the gold zone, extending gold mineralization to depths up to 150 m from surface and confirming continuity of mineralization into the deeper fresh rock. Highlights from the drill program include 1.25 grams per tonne gold (“g/t Au”) over 44.0 m and 4.37 g/t Au over 38 m in hole D644, and 1.36 g/t Au over 37.0 m in hole D645. The Aurizona exploration team is undertaking detailed surface mapping to integrate with oriented core data collected during this recent program to update the Tatajuba structural model and plan for additional exploration in 2019.

While Equinox Gold’s primary focus in 2018 has been construction of Aurizona to achieve production, modest near-mine exploration programs successfully demonstrated the potential to expand resources and extend the Aurizona mine life. In 2017 and early 2018 the Company drilled a total of 115 step-out and infill drill holes focused on the western end of the Piaba deposit, of which 13,635 m is being incorporated into a resource update. Not included in the update is the Tatajuba drilling noted above and also 5,500 m of drilling to the northeast of Piaba that intersected broad intervals of economic grade gold mineralization, including the highest gold grades encountered to date on the property.

The Aurizona exploration team will continue to test the extension of gold mineralization along strike to the west and to the northeast of Piaba while further examining the potential to mine the underground resource, either as a sequential project or concurrently with open-pit mining to boost production with higher-grade underground ore for the plant.

During the Quarter the Company announced that AngloGold Ashanti Holdings plc (“AngloGold”) has terminated the earn-in joint venture at the Aurizona greenfields concessions. As such, Equinox Gold will retain its 100% interest in the approximately 1,800 km2 greenfields concessions. AngloGold spent approximately $9 million at the greenfields concessions since commencing exploration in August 2016, completing more than 43,000 line-kilometres of high-resolution aeromagnetic, radiometric, and electromagnetic surveying over the entire property, approximately 10,000 metres of drilling on eight targets, and extensive soil geochemistry and geologic mapping surveys. Equinox Gold has received all data acquired through AngloGold’s exploration activities, highlighting several untested targets that warrant further exploration.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

CASTLE MOUNTAIN
Prefeasibility study

The Castle Mountain heap leach gold mine produced more than 1.3 million oz of gold from 1992 to 2004, when production ceased due to low gold prices and the mine was substantially reclaimed. Since acquiring the project in December 2017, the Company has expended $5.1 million on exploration and related technical activities to complete a prefeasibility study for the Castle Mountain Project with the objective of restarting production. The results of the prefeasibility study were released on July 16, 2018, estimating 3.6 million oz of proven and probable gold reserves and contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold and generate $865 million in after-tax cash flow over a 16-year mine life.

Castle Mountain will be developed in two stages with annual average gold production of 45,000 oz over the first three years (“Stage 1”) and annual average gold production of 203,000 oz from years 4 to 16 (“Stage 2”), for total LOM gold production of 2.8 million oz. LOM AISC are estimated at $763 per oz, which is in the lowest quartile of the industry. The Castle Mountain Project demonstrates strong returns with an after-tax NPV5% of $406 million and an after-tax internal rate of return of 20% using the base case gold price of $1,250 per oz ($534 million and 25% at $1,350 per oz gold price). Castle Mountain is expected to generate average annual after-tax net operating cash flow of $83 million with cumulative LOM after-tax net cash flow of $865 million.

Castle Mountain has the key permits and the water supply required to commence Stage 1 production, with a Conditional Use Permit, Reclamation Plan and a valid Record of Decision to mine up to 46,600 tpd of ore plus waste. Stage 1 will consist of a ROM heap leach operation processing primarily 12,700 tpd of stockpiled ore from previous operations. Stage 2 will increase throughput to 41,000 tpd of ore, of which 2,340 tpd of higher-grade ore will be processed through a milling circuit. The staged ramp-up approach allows the Company to use existing permits to expedite production while completing the feasibility study and permitting for the Stage 2 expansion. While Stage 2 will operate within the existing permitted mine boundary, the increased mining and water extraction rates will require updated permitting for the Project. Stage 2 operations also requires additional water that the Company expects to source from existing water wells and from additional nearby water sources.

Initial capital for Stage 1 construction is estimated at $52 million, with many aspects of the Stage 2 expansion incorporated into the design to reduce total LOM capital costs. Initial capital for Stage 2 construction is estimated at $295 million, including $248 million for equipment and $47 million for pre-stripping. LOM sustaining capital is estimated at $142 million.
Castle Mountain Mineral Reserve and Resource Estimate [1,2]
Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (Moz)
Proven Reserves	136.6	0.58	2.56
Probable Reserves	61.0	0.51	1.00
Total P&P Reserve	197.6	0.56	3.56
Measured Resources	160.6	0.58	2.99
Indicated Resources	81.4	0.51	1.34
Total M&I Resources	242.0	0.56	4.33
Inferred Resources	171.4	0.40	2.20

3.     Mineral resources are reported exclusive of reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainly that all or any part of a mineral resource will be converted into mineral reserves. See Cautionary Notes.

4.     The Mineral Reserve estimate with an effective date of June 29, 2018 is based on the Mineral Resource estimate with an effective date of March 29, 2018 that was prepared by Don Tschabrun, SME RM of Mine Technical Services. The Mineral Reserve was estimated by Global Resource Engineering, LLC with supervision by Terre Lane, MMSA, SME RM. Mineral Reserves are estimated within the final designed pit which is based on the $850/oz pit shell with a gold price of $1,250/oz. The minimum cut-off grade was 0.14 g/t gold and 0.17 g/t gold for Phases 1 and 2, respectively. Average life of mine costs are $1.39/tonne mining, $2.11/tonne processing, and $0.80/tonne processed G&A. The average process recovery was 72.4% for ROM and 94% for Mill/CIL. Tonnes and gold ounces are both reported in millions. Small differences in total tonnage and grade may occur due to rounding. The Mineral Reserve and Resource estimates were reported in the “NI 43-101 Technical Report on the Prefeasibility Study for the Castle Mountain Project” prepared by Kappes, Cassiday and Associates with an effective date of July 16, 2018.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

Exploration

Drilling at Castle Mountain in 2017 identified a new zone of significant near-surface mineralization at the East Ridge target, peripheral to the current resource pit, with grades higher than the current resource grade. Exploration also identified some higher-grade intercepts at depth in the JSLA Pit that could pull the current pit bottom lower and expand the defined resource boundary at depth. Equinox Gold intends to continue drilling at Castle Mountain with the objective of extending the mine life and potentially bringing higher-grade, near-surface mineralization into the mine plan to increase annual production and reduce the LOM strip ratio.

KORICANCHA

On August 21, 2018, the Company sold the Koricancha Mill in Peru to Inca One Gold Corp. (“Inca One”) for gross consideration of $12.1 million (C$15.9 million) as follows:

• 51.3 million common shares of Inca One (representing a 19.99% interest) valued at $2.0 million

• A $6.8 million promissory note payable in: (i) three annual installments of $1.9 million in cash or shares of Inca One at the option of Inca One, and (ii) one installment of $1.1 million in cash two years from closing;

• Payments of up to $2.2 million related to certain recoverable taxes of Koricancha, contingent on collection of these amounts by Inca One over a five-ear period; and

• A working capital adjustment payment of $1.1 million payable in cash to Equinox Gold three years from closing.

In connection with the sale of Koricancha, the 3.5% stream on gold production from Koricancha will be extinguished with payment to the stream holder of: (i) 51.3 million common shares of Inca One valued at $2.0 million and issued directly to the stream holder by Inca One; and (ii) $1.9 million in cash two years from closing to be paid by the Company to the stream holder. The Company granted to the stream holder a put option, which, if exercised, would require the Company to purchase from the stream holder the above-mentioned Inca One shares issued on settlement of the stream at a price of C$0.068 per Inca One common share. The put option is exercisable from August 21, 2021 until such time all of the Inca One shares have been either put back to the Company or sold by the stream holder. Exercise of the put option is subject to the Company not owning more than 19.99% of Inca One subsequent to such exercise.

SOLARIS COPPER INC.

On August 3, 2018, Equinox Gold completed the transfer of its copper assets into a newly incorporated company named Solaris Copper. The assets transferred included a 100% interest in the resource-bearing Warintza copper-molybdenum project in Ecuador, a 60% interest in the La Verde preliminary economic assessment stage copper-silver-gold project in Mexico, a 100% interest in the Ricardo early-stage copper property (“Ricardo”) in Chile and earn-in agreements for two early-stage copper prospects in Peru.

Equinox Gold retained 40% of the shares of Solaris Copper and distributed 60% of the shares to Equinox Gold shareholders through a return of capital such that each shareholder received one-tenth of a Solaris Copper share for each common share of Equinox Gold held on August 2, 2018. Equinox Gold warrants, options and restricted share units were also adjusted pursuant to the arrangement.

The purpose of transferring assets into Solaris Copper was to create an independent copper vehicle focused on protecting and ultimately unlocking the value of the copper assets, while allowing Equinox Gold to focus on advancing its gold assets. Solaris Copper is not currently listed on a designated stock exchange; it is considering a potential stock exchange listing but at the moment there is no firm date set. In the interim, the company is a reporting issuer and will comply with its continuous disclosure obligations including press releases and financial reporting.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

On October 18, 2018, Solaris Copper announced that its wholly-owned subsidiary, Minera Ricardo Resources Inc. SA. (“MRRI”), had entered into a definitive earn-in option agreement (the “Option Agreement”) with Minera Freeport-McMoRan South America Limitada (“Freeport”) with respect to Ricardo. The Option Agreement provides for a three-staged process by which Freeport can earn up to an 80% interest in the Ricardo property for gross expenditures of $130 million or $30 million plus the delivery of a feasibility study for a mine at Ricardo.
FINANCIAL RESULTS
Selected financial results for the three and nine months ended September 30, 2018 and 2017
Selected consolidated results for the three and nine months ended September 30, 2018 and 2017 are summarized below:
$ in millions, except per share amounts	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
General and administration expenses	$(3.0)	$(2.6)	$(9.7)	$(5.5)
Exploration expenses	(2.6)	(1.9)	(8.3)	(4.9)
Care and maintenance expenses	-	(3.0)	-	(6.1)

Loss from operations	(5.6)	(7.5)	(18.0)	(16.5)
Other income (expenses)	(2.2)	2.7	6.2	27.6

Net income (loss) before tax	(7.8)	(4.8)	(11.8)	11.1
Deferred income tax expense	(0.3)	-	(1.7)	-

Net income (loss) from continuing operations	(8.1)	(4.8)	(13.5)	11.1
Loss from discontinued operation	(0.9)	(1.1)	(27.5)	(2.5)

Comprehensive income (loss)	(9.0)	(5.9)	(41.0)	8.6
Net income (loss) per share from continuing operations attributable to Equinox Gold shareholders:
Basic	$(0.02)	$(0.03)	$(0.03)	$0.08
Diluted	(0.02)	(0.03)	(0.03)	0.01

General and administration expenses

General and administration costs for three and nine months ended September 30, 2018 were $3.0 million and $9.7 million, respectively (three and nine months ended September 30, 2017 - $2.6 million and $5.5 million, respectively). Included in general and administration costs are non-recurring professional fees related to Solaris Copper and Koricancha divestitures. During the three and nine months ended September 30, 2018, non-recurring professional fees incurred totalled $0.5 million and $1.0 million, respectively. The increase in general and administration costs from prior year is mainly attributable to an increase in non-cash amortization of stock-based compensation of $1.0 million and $3.6 million for the three and nine months, respectively (three and nine months ended September 30, 2017 - $0.2 million and $0.4 million). There were no grants of share-based payments in 2017.

Exploration expenses

The Company’s exploration expenses for the three and nine months ended September 30, 2018 of $2.6 million and $8.3 million, respectively, are primarily attributable to the preparation of the Castle Mountain prefeasibility study. As Castle Mountain was purchased in December 2017, there are no comparative costs for the project for 2017. The Company’s Q3 2017 exploration costs relate primarily to exploration programs at Aurizona and completion of the Aurizona feasibility study.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

Other income (expenses)

Other income is comprised of finance income, finance expense and other income (expense). Q3 2018 finance income of $0.2 million (Q3 2017 - $0.3 million) is composed primarily of accretion of non-current receivables for value-added taxes and interest income on cash deposits. The Q3 2018 finance expense of $1.4 million (Q3 2017 - $1.1 million) is composed primarily of interest expense on the debenture and includes transaction costs incurred in respect of the Acquisition of $0.5 million.

Other income for the nine months ended September 30, 2018 of $6.2 million (nine months ended September 30, 2017 - $27.6 million) includes a gain on change of fair value of warrant liability of $19.3 million (nine months ended September 30, 2017 - gain of $27.7 million). The Company’s share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars and the US dollar is the Company’s functional currency. Accordingly, the Company’s share purchase warrants are recorded at fair value with changes in fair value recognised through profit or loss. The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX-V for warrants that are trading.

The gain on change in fair value of the warrant liability is offset by: (i) a foreign exchange loss of $5.9 million (nine months ended September 30, 2017 - gain of $1.3 million) largely as result of depreciation of the Brazilian Real against the USD; (ii) impairment of value-added taxes receivable of $3.9 million (nine months ended September 30, 2017 - nil); (iii) a loss of $1.3 million (nine months ended September 30, 2017 - nil) on settlement of the portion of the debenture that was extinguished via conversion to common shares; (iv) a loss of $0.6 million (nine months ended September 30, 2017 - gain of $0.7 million) related to the sale of marketable securities; and (v) a loss of $0.5 million (Q1 2017 - gain of $0.1 million) related to the change in fair value of the Company’s marketable securities.

Loss from discontinued operation

Loss from discontinued operation of $0.9 million and $27.5 million in the three and nine months ended September 30, 2018, respectively, is primarily due to impairment of the discontinued operation, Koricancha.

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through September 30, 2018:
$ in millions, except per share amounts	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017

General and administration	$(3.0)	$(3.3)	$(3.4)	$(4.8)
Exploration expenses	(2.6)	(2.7)	(3.0)	(3.4)
Care and maintenance expenses (1)	-	-	-	(2.6)

Loss from operations	(5.6)	(6.0)	(6.4)	(10.8)
Other income (expenses)	(2.2)	5.7	2.7	(12.8)

Net income (loss) before tax	(7.8)	(0.3)	(3.7)	(23.6)
Deferred income tax expense	(0.3)	(1.4)	-	(0.3)

Net income (loss) from continuing operations	(8.1)	(1.7)	(3.7)	(23.9)
Loss from discontinued operation(2)	(0.9)	(25.8)	(0.7)	(2.7)

Comprehensive income (loss)(3)	(9.0)	(27.5)	(4.4)	(26.6)
Net income (loss) from continuing operations per share attributable to Equinox Gold shareholders:
Basic	$(0.02)	$(0.00)	$(0.01)	$(0.12)
Diluted	(0.02)	(0.00)	(0.01)	(0.12)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

$ in millions, except per share amounts	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016(2)

General and administration	$(2.6)	$(2.4)	$(0.5)	$(0.4)
Exploration expenses	(1.9)	(2.5)	(0.4)	(0.2)
Care and maintenance expenses (1)	(3.0)	(3.1)	-	-

Loss from operations	(7.5)	(8.0)	(0.9)	(0.6)
Other income (expenses)	2.7	20.0	4.8	2.2

Net income (loss) from continuing operations	(4.8)	12.0	3.9	1.6
Loss from discontinued operation(2)	(1.0)	(0.5)	(0.9)	(1.5)

Comprehensive income (loss)(3)	(5.8)	11.5	3.0	0.1
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted
Basic	$(0.03)	$0.07	$0.06	$0.02
Diluted	(0.03)	0.03	0.04	0.02
(1) Aurizona was taken off care and maintenance status and put into construction at the beginning of Q1 2018. There are no care and maintenance expenses prior to Q2 2017 as Aurizona was acquired on March 31, 2017.
(2) Koricancha results have been re-presented in prior periods as a discontinued operation.
(3) Prior periods adjusted to reclassify changes in fair value of marketable securities in other comprehensive income to net income on adoption of IFRS 9.
LIQUIDITY AND CAPITAL RESOURCES
Working capital

As at September 30, 2018, the Company had a cash balance of $23.5 million and $42.0 million of undrawn debt facilities, which the Company believes is sufficient to fund construction of Aurizona, as well as the Company’s business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

At September 30, 2018, Equinox Gold had $25.6 million in cash and marketable securities (December 31, 2017 - $71.3 million) and a net working capital deficit of $3.6 million (December 31, 2017 - $55.7 million surplus). The Company’s cash position at September 30, 2018 of $23.5 million decreased from December 31, 2017’s balance of $68.0 million due primarily to spending on Aurizona construction and Castle Mountain exploration.

As at September 30, 2018, current accounts receivable and deposits were $4.4 million (December 31, 2017 - $11.8 million) primarily related to value-added taxes receivable from the Brazilian government. Inventory at September 30, 2018 was nil compared to $3.2 million at December 31, 2017. The decrease in balance is due to the sale of Koricancha.

Accounts payable and accrued liabilities at September 30, 2018 were $18.5 million compared to $15.2 million at December 31, 2017.

The Company has an $85 million construction credit facility (the “Credit Facility”) with financial covenants that include, amongst others, requiring the Company to maintain minimum cash and working capital balances. As at September 30, 2018, Equinox Gold was in compliance with the covenants and $55.0 million of the Credit Facility had been drawn. On October 11, 2018, a subsequent draw of $20.0 million was made from the credit facility.

Cash flow

Cash flow used in operations for Q3 2018 was $3.9 million (Q3 2017 - $8.5 million). Exploration expenditures in Q3 2018 were primarily for the Castle Mountain prefeasibility study.

Cash flow used in investing activities for Q3 2018 was $26.1 million (Q3 2017 - $4.7 million). The Company announced full construction of Aurizona at the beginning of January 2018 and used $25.1 million cash on those activities during the Quarter (Q3 2017 - $5.6 million).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

Cash flows used in financing activities for Q3 2018 was $11.0 million (Q3 2017 - $nil) as a result of restricting cash required to maintain minimum cash balances per covenants under the Company’s credit facility and to collateralize certain bonding obligations.
Share capital transactions

During Q1 2018, Ross Beaty, Chairman of Equinox Gold, acquired approximately 22.5 million common shares of the Company. The shares were purchased pursuant to a share and debenture purchase agreement between Equinox Gold, Mr. Beaty and Sandstorm Gold Ltd. (“Sandstorm”), whereby Sandstorm sold to Mr. Beaty 4.0 million common shares of Equinox Gold and $15.0 million principal of the debenture payable by Equinox Gold to Sandstorm at a combined purchase price of approximately $18.2 million (the “Beaty Transaction”). The debenture sold to Mr. Beaty was converted to approximately 18.5 million common shares.

During February 2018, Pacific Road Resource Funds (“Pacific Road”) exercised a non-dilution right (the “Pacific Road Non-dilution Exercise”) and subscribed for 21 million shares of the Company. Pacific Road exercised its non-dilution right in conjunction with the shares issued by Equinox Gold in late December 2017 to acquire NewCastle Gold and Anfield Gold.

The Company issued common shares in conjunction with the following transactions in 2018:
# Shares
Balance December 31, 2017	404,749,044

Issued to settle the Beaty portion of the debenture	18,518,518
Issued on Pacific Road Non-dilution Exercise	21,000,000
Issued to settle option and warrant exercises and restricted share units	2,740,752

Balance September 30, 2018	447,008,314

Issued for Private Placements	102,631,603
Issued for Sprott Facility	1,750,000
Issued to settle option exercises and restricted share units	619,919

Balance October 30, 2018	552,009,836

OUTSTANDING SHARE DATA
As at the date of this report and following completion of the Private Placements, the Company had 552,009,836 common shares issued and outstanding, 14,133,223 common shares issuable under stock options, 122,829,318 common shares issuable under share purchase warrants and 8,322,818 common shares issuable under restricted share units. The fully diluted outstanding share count at the date of this report is 697,295,195.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

COMMITMENTS AND CONTINGENCIES
At September 30, 2018, the Company had the following contractual obligations outstanding(1):

	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$91,735	$18,731	$29,380	$20,525	$23,099	$-	$-
Accounts payable andaccrued liabilities	18,480	18,480	-	-	-	-	-
Production-linked payments	6,000	1,326	2,156	2,253	265	-	-
Reclamation obligations (undiscounted)	9,898	-	-	-	-	-	9,898
Purchase commitments	27,110	24,092	2,760	218	40	-	-
Lease commitments	395	245	146	4	-	-	-

(1) Excludes commitments under Mesquite acquisition financings.
In March 2018, the Company awarded a mining contract for the Aurizona mine. The contract has a commitment value estimated at approximately $40 million per annum through September 2025. If the contract is terminated earlier, the Company is subject to a penalty on a sliding scale ranging from 20% to 2% of the balance of the remaining contract value. Included in purchase commitments due within one year are Aurizona construction-related purchase commitments totaling $16.3 million through the end of 2018.
Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based on the information currently available the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As of September 30, 2018, the Company recorded a legal provision for these items totaling $2.9 million, which is included in other long-term liabilities.
The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. As at September 30, 2018, the Company has recorded restricted cash of $6.3 million in relation to an insurance bond for a tax assessment in the appeals process. The Company may in the future have to post security by way of cash, insurance bonds or equipment pledges with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments that are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.
RELATED PARTY TRANSACTIONS

At the time of its acquisition by Equinox Gold, Anfield Gold Corp. (“Anfield”) and its largest shareholder, Ross Beaty, offered future support to ensure a cash receivable in relation to Anfield’s disposal of its Coringa project (the “Coringa Disposal”) would be realized by Equinox Gold prior to the end of 2018. On August 2, 2018, the Company formalized this offer of support by entering into a standby loan arrangement (the “Standby Loan”) with its Chairman, Ross Beaty, wherein Mr. Beaty made available up to $12 million, which was drawn in Q4 2018, that can be used by the Company for the continued development, construction and general working capital requirements of the Aurizona.

The remaining $12 million receivable under the Coringa Disposal is not due until December 2019 and, when received, will be used to repay amounts drawn under the Standby Loan.

The Standby Loan is unsecured. In the event the Company draws on the loan and defaults on repayment, Mr. Beaty has the right to assume a share pledge the Company holds as security for its $12 million receivable from Serabi Gold plc.

The Standby Loan will bear interest at 8% per annum, is subject to a drawdown fee of 1% and standby fee of 1% and has an availability period from October 4, 2018 to December 20, 2019. Principal and accrued interest is payable upon receipt of the Coringa Disposal receivable.

Pursuant to the Company’s restricted share unit plan, the Company has made a one-time grant to Mr. Beaty, of four million restricted share units (the “Grant”) with performance-based vesting conditions (“pRSUs”) to be settled in Common Shares of the Company if certain performance criteria are met. The pRSUs vest in four separate tranches based on the Company’s share price performance and contain performance multipliers ranging from 1x to 3x, depending on the share price achieved. 15% of the pRSUs (with a 1x multiplier) vest on the Company’s share price reaching C$1.50; 20% of the pRSUs (with a 2x multiplier) vest on the Company’s share price reaching C$2.00; 30% of the pRSUs (with a 2.5x multiplier) vest on the Company’s share price reaching C$2.50; and the remaining 35% of pRSUs (with a 3x multiplier) vest on the Company’s share price reaching C$3.00. The performance multipliers provide for a total of up to 9.4 million Common Shares to be issued if all share price thresholds are achieved; however, if these thresholds are not achieved, no Common Shares will be issued.

The Grant is valid for five years and any Common Shares issued in connection with the Grant will have a mandatory hold period of two years, resulting in a long-term performance incentive and commitment by Mr. Beaty.

NON-GAAP MEASURES
All-in sustaining costs per gold ounce

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

Mesquite AISC for the nine months ended September 30, 2018, was disclosed in New Gold’s Q3-18 Management Discussion and Analysis dated October 24, 2018.
RISK AND UNCERTAINTIES
Risk factors are outlined in the Company’s 2017 annual MD&A dated March 29, 2018, the joint management information circular dated February 22, 2017, the joint information circular of NewCastle Gold (defined herein) and Anfield Gold (defined herein) dated November 14, 2017, and the management information circular dated June 20, 2018, all of which are available on SEDAR at www.sedar.com.
Equinox Gold’s business activities are subject to significant risks, including, but not limited to, those described. Any of the following risks could have a material adverse effect on the Company, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks are in addition to those discussed in technical reports and other documents filed by the Company from time to time on SEDAR. In addition, other risks and uncertainties not presently known by management of the Company or that management currently believes are immaterial could affect the Company, its business and prospects.
Production estimates
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, the Company’s production forecasts are based on full production being achieved. The Company’s ability to achieve and maintain full production rates is subject to a number of risks and uncertainties, including the accuracy of mineral reserve and mineral resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.
Cost estimates
The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and Brazilian reais, smelting and refining charges, royalties, the price of gold and by-product metals, the cost of inputs used in mining operations and production levels. The Company’s actual costs may vary from estimates.
Dependence on the Mesquite and Aurizona mines
The Company’s operations at the Mesquite and Aurizona Mines are expected to account for 100% of the Company’s gold production in Q4 2018 and in 2019. Any adverse condition affecting mining or milling conditions at the Mesquite Mine or Aurizona Mine could have a material adverse effect on the Company’s financial performance and results of operations. Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Mesquite and Aurizona Mines for its cash flow provided by operating activities.
Operating risks
Mining operations generally involve a high degree of risk. In addition to previously disclosed risks to all the hazards and risks normally encountered in the exploration, development and production of gold, surface subsidence or any such hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of production equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

Risks related to Arizona’s early production
The Aurizona Mine is expected to begin commercial production around the end of Q1 2019. There are no assurances this will occur and even if it does, despite achieving this milestone, the Aurizona Mine will be at the early stages of the production phase and subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the early stages of the production phase (which can last twelve months or longer), including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, inadequate water, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore to the mill, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, mineral reserves and mineral resources projected by the Feasibility Study, and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Aurizona may encounter problems or be subject to delays or suspensions during the early stages of the production phase, which may or have other material adverse consequences for the Company, including its operating results, cash flow and financial condition.
Reclamation costs
The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company and it may be necessary to revise reclamation concepts and plans, which could increase costs.
Acquisition and integration risks
The Company cannot assure that the acquisition of Mesquite will ultimately benefit its business. The acquisition of Mesquite may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, the operation of Mesquite will require a significant amount of time and attention of Equinox Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s other projects. Additional risks include a significant decline in the relevant metal price; the quality of the mineral deposit at Mesquite proving to be lower than expected; the difficulty of assimilating the operations and personnel of Mesquite; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and to maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities, including tax, environmental or other liabilities.
Debt and liquidity risk
Proceeds from the Scotia Credit Facility and the Sprott Facility were used for the Mesquite Acquisition and result in debt in the aggregate principle amount for the Company of $120 million. The Company’s ability to make scheduled payments of principal and interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of Equinox Gold. The Company is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.
In the future, the Company may not generate cash flow from operations sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

ACCOUNTING MATTERS
Use of judgment and estimates

In preparing the Company’s Q3 2018 Financial Statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2017.

In accounting for the transactions described in notes 4 and 11 of the Company’s Q3 2018 Financial Statements, the following judgement was applied:

Investments

Management applies judgment in assessing whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. The factors considered in the determination of whether or not the Company controls, jointly controls or significantly influences the investee include:

• The purpose and design of the investee entity;

• The ability to exercise power, through substantive rights, over the activities of the investee that significant affect its returns;

• The size of the company’s equity ownership and voting rights, including potential voting rights;

• The size and dispersion of other voting interests, including the existence of voting blocks;

• Other investments in or relationships with the investee entity, including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee, interchange of managerial personnel; and

• Other relevant and pertinent factors.

If it is determined that the Company neither has control, joint control or significant influence over an investee, the Company accounts for the corresponding investment in equity interest at fair value.

Adoption of new IFRS pronouncements

IFRS 15 - Revenue from Contracts with Customers

The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a cumulative effect approach in restating the opening deficit balance as at January 1, 2018.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

Under IFRS 15, the Company recognizes revenue when the following conditions have both been met: the Company has the present right to payment for the transferred asset, and the customer has obtained control of the asset. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in note 3(b) of the annual audited consolidated financial statements for the year ended December 31, 2017, as the condition is generally satisfied when the product has shipped.

The Company’s only revenue generating unit is its discontinued operation, which is party to a metal sales arrangement that has been terminated as part of the sale of the Koricancha Mill (see note 11 of the Company’s Q3 2018 Financial Statements).

Based on the Company’s analysis, the timing and amount of revenue from product sales did not change significantly under IFRS 15. However, IFRS 15 also requires that, for contracts that include a significant financing component, revenue should be recognised at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer, i.e. the cash selling price.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

The Company determined the metal sales arrangement entered into by its discontinued operation to fund its original construction includes a significant financing component. The Company analyzed the impact of adoption on revenues, finance costs and deferred revenue and recorded a cumulative adjustment to opening deficit and deferred revenue of $0.3 million. There is no significant impact of adoption of IFRS 15 for the three and nine months ended September 30, 2018.

IFRS 9 - Financial Instruments

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard. The Company has elected not to adopt the hedging requirements of IFRS 9 at this time but may adopt them in a future period.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: (i) those measured at fair value through profit and loss; (ii) those measured at fair value through other comprehensive income; and (iii) those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

IFRS 9 did not impact the Company’s accounting policies for the classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had no impact on the carrying amounts of our financial instruments at the transition date.

On adoption of IFRS 9, the Company designated its marketable equity securities as financial assets at fair value through profit or loss. On adoption of IFRS 9, the Company reclassified $0.1 million related to unrealized losses on the change in fair value of marketable securities from accumulated other comprehensive income to deficit.

Accounting pronouncements

IFRS 16 - Leases

On January 1, 2019, the Company will adopt IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. The new standard introduces significant changes to how lessees account for leases and aims to bring most leases into which a lessee has entered on-balance sheet. IFRS 16 is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense, finance costs and classification of cash flows of these entities.

The Company has developed an inventory of contracts and has identified contracts that may contain a lease. At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of adoption of IFRS 16. The Company expects the time frame to develop the accounting policies, estimates and processes will continue into the fourth quarter of 2018.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company’s officers are not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and have not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORWARD-LOOKING STATEMENTS
This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws collectively “forward-looking statements”. These statements appear in a number of places in this MD&A and include statements regarding the Company’s intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “contemplate”, “possible”, “objective”, “anticipates”, “seeks”, “target”, “underway”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as the Company’s ability to successfully operate Mesquite and achieve the synergies anticipated in the Acquisition, the Company’s ability to achieve the results anticipated in the Aurizona feasibility study, the Company’s ability to complete Aurizona construction activities on time and on budget, the Company’s ability to restart production at Aurizona and timing of the anticipated restart of production, the Company’s ability to achieve the annual production estimated for Aurizona, exploration results at Aurizona and the Company’s ability to expand the resource base and extend the Aurizona mine life, the Company’s ability to restart production at Castle Mountain and timing of the anticipated restart of production, the Company’s ability to achieve the results anticipated in the Castle Mountain pre-feasibility study, the Company’s ability to surface value from its non-core assets, conditions and risks associated with the credit facilities with Sprott relating to Aurizona and with Sprott and Scotiabank relating to Mesquite, and statements regarding the Company’s assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of the Company’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company’s actual results to differ materially from those in the forward-looking statements and include but are not limited to: (1) there being no significant disruptions affecting Equinox’s projects; (2) political and legal developments in jurisdictions where Equinox operates or may in future operate, being consistent with Equinox’s current expectations; (3) the accuracy of Equinox’s mineral reserve and mineral resource estimates; (4) the exchange rates between the Canadian dollar, the U.S. dollar and the Brazilian reais being approximately consistent with current levels; (4) prices for key supplies, equipment, labour and material costs being consistent with Equinox’s current expectations; (5) all required permits, licenses and authorizations being obtained or if obtained, remaining in place, from relevant governments. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018

TECHNICAL INFORMATION
David Laing, BSc, MIMMM, Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

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